Exhibit 99.2

Annual and Special Meeting of Shareholders of

Obsidian Energy Ltd. (the “Issuer”)

June 5, 2019

REPORT OF VOTING RESULTS

The following matters were voted upon at the Annual and Special Meeting of shareholders (“Shareholders”) of the Issuer held on June 5, 2019 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Notice of 2019 and Special Meeting and Management Proxy Circular dated April 15, 2019 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Issuer’s website.

1.	Appointment of Auditor

By resolution passed by show of hands, Ernst & Young LLP, Chartered Accountants, was appointed as auditor of the Issuer for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following eight nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Votes For	Percent	Votes Withheld	Percent
John Brydson	164,297,713	86.79%	24,998,999	13.21%
Raymond D. Crossley	147,580,742	77.96%	41,715,970	22.04%
Michael J. Faust	164,344,034	86.82%	24,952,678	13.18%
William A. Friley	147,650,568	78.00%	41,646,144	22.00%
Maureen Cormier Jackson	146,847,053	77.58%	42,449,659	22.42%
Edward H. Kernaghan	158,840,080	83.91%	30,456,632	16.09%
Stephen Loukas	162,598,322	85.90%	26,698,390	14.10%
Gordon Ritchie	163,267,417	86.25%	26,029,295	13.75%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
154,143,435	81.43%	35,152,624	18.57%

4.	Approval of Share Consolidation

By resolution passed by ballot vote, a special resolution was passed to authorize and approve the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Company on the basis of seven old common shares for one new share, as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
245,773,172	80.43%	59,802,548	19.57%